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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315



3 October 2003







                LETTER TO JUPITERS RESET PREFERENCE SHAREHOLDERS
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Jupiters Limited has today mailed the attached letter to Jupiters Reset
Preference Shareholders.







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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia



2 October 2003


Dear Jupiters RPS Holder,


As you should be aware, the proposed merger between TABCORP and Jupiters has given rise to two alternative arrangements for the holders of Jupiters' reset preference shares (RPS):

     - RPS SCHEME. Under the proposed scheme of arrangement for Jupiters' RPS ("RPS Scheme"), it is proposed that the TABCORP group will acquire the Jupiters RPS for a cash amount of $105.26 PER RPS (plus the value of the accrued dividend), subject to a number of conditions being satisfied. A Scheme Booklet, which was first despatched to Jupiters' RPS holders on 19 September 2003, contains important information on the proposed RPS Scheme, including the conditions required for implementation, information on the consideration to be received by RPS holders, and instructions on how to vote on the RPS Scheme.

     - TRIGGER EVENT CONVERSION NOTICE. As a result of the proposed merger, a trigger event under the RPS terms occurred on 5 September 2003. Jupiters sent you a Notification of Trigger Event, which contains details of the trigger event, information on the consideration you will receive for your RPS if you choose to deliver a Trigger Event Conversion Notice, and instructions on how to deliver a Trigger Event Conversion Notice. The consideration you would receive under a Trigger Event Conversion Notice will be a cash amount, rather than Jupiters ordinary shares. This is because Jupiters has agreed with TABCORP to exercise its right, under the terms of the RPS, to arrange for a third party (in this case, a member of the TABCORP group) to acquire your RPS for cash. The cash amount you will receive in this case has not yet been determined, as it will depend on the price of Jupiters' ordinary shares on ASX in a period up to the close of trading on 19 November 2003. However, this cash amount will be NO LESS THAN $100.16 PER RPS (plus the value of the accrued dividend).

Please be aware that the Trigger Event is DIFFERENT to the RPS Scheme, and the delivery of a Trigger Event Conversion Notice does not constitute a vote on the RPS Scheme.

As an RPS holder, you have the option of delivering a Trigger Event Conversion Notice (which Jupiters must receive by 8 October 2003), voting on the RPS Scheme, or doing both. You can also decide to do nothing at all.

Please note, however, that if you submit a Trigger Event Conversion Notice, you will not be able to sell your shares on ASX.

Jupiters' Directors believe that the RPS Scheme would provide RPS holders with equal or higher value than the value you would realise under other alternatives such as continuing to hold your RPS or having them acquired under a Trigger Event Conversion Notice. The Directors therefore recommend that you vote in favour of the RPS Scheme.

NEVERTHELESS, JUPITERS RECOMMENDS THAT YOU READ ALL THE INFORMATION YOU HAVE RECEIVED FROM JUPITERS, INCLUDING THE SCHEME BOOKLET, AS THIS INFORMATION WILL HELP YOU IN MAKING A DECISION AS TO HOW YOU MIGHT DEAL WITH YOUR RPS.

If you have any questions or did not receive any of the information described above, please call the Jupiters Information Line on 1 800 65 65 06 (+612 9207 3783 from overseas).



Yours truly

Laurence M Carsley
Chief Financial Officer



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